Exhibit 99.1

Gaffney, Cline & Associates Inc. Technical and Management Advisers to the Petroleum Industry Internationally Since 1962	Telephone: Facsimile: Email:	Four Oaks Place 1300 Post Oak Boulevard, Suite 1000 Houston, Texas 77056 (713) 850-9955 (713) 850-9966 gcah@gaffney-cline.com

CMH/bgh/C1900.00/gcah.36.11	February 22, 2011

Mr. Aquiles Rattia
Director de Reservas, YPF S.A.
Macacha Güemes 515
C1106BKK Buenos Aires
Argentina

Reference No.: 26146

Proved Reserve Statements
for Neptune Field and Eugene Island 148
Gulf of Mexico, United States
and
Texas and Oklahoma Properties
as of September 30, 2010

Dear Mr. Rattia:

These Proved reserve statements have been prepared by Gaffney, Cline & Associates (GCA) and issued on February 22, 2011 at the request of YPF S.A. (YPF). YPF’s 100% owned subsidiary, Maxus (US) Exploration Company (Maxus) is a non-operator of and 15% interest participant in the Neptune Field and a 2.66667% overridding royalty participant in the Eugene Island 148 Field in the Gulf of Mexico, USA. Additionally, this report covers various overridding royalty interests in Texas and Oklahoma properties. This report is intended for inclusion in YPF’s December 31, 2010 20-F filing with the United States Securities and Exchange Commission.

GCA has conducted an independent audit examination as of September 30, 2010, of the Proved crude oil, hydrocarbon liquid, and natural gas reserves of the above described fields and properties. On the basis of technical and other information made available to us concerning these properties, we hereby provide the reserve statements given in the tables below.

Statement of Remaining Proved Hydrocarbon Volumes
for Neptune Field
Gulf of Mexico, United States
as of September 30, 2010

	Gross (100%) Field Volumes		Reserves Net to YPF’s Interest
Reserves	Liquids (MMstb)	Gas (Bscf)	Liquids (MMstb)	Gas (Bscf)
Proved
Developed	5.5	4.4	0.7	0.6
Undeveloped	2.6	2.1	0.3	0.3

Total Proved	8.1	6.5	1.0	0.9

UNITED KINGDOM      UNITED STATES      SINGAPORE    AUSTRALIA      ARGENTINA      BRAZIL      KAZAKHSTAN      RUSSIA      UAE

Gaffney, Cline & Associates

CMH/bgh/1900.00/gcah.36.11
YPF S.A.
February 22, 2011

Statement of Remaining Proved Hydrocarbon Volumes
for Eugene Island 148
Gulf of Mexico, United States
as of September 30, 2010

	Gross (100%) Field Volumes		Reserves Net to YPF’s Interest
	Liquids	Gas	Liquids	Gas
Reserves	(MMstb)	(Bscf)	(MMstb)	(Bscf)
Proved
Developed	0.0	0.7	0.0	0.02
Undeveloped	0.0	0.0	0.0	0.00

Total Proved	0.0	0.7	0.0	0.02

Statement of Remaining Proved Hydrocarbon Volumes
for Texas and Oklahoma Properties
as of September 30, 2010

	Gross (100%) Field Volumes		Reserves Net to YPF’s Interest
	Liquids	Gas	Liquids	Gas
Reserves	(MMstb)	(Bscf)	(MMstb)	(Bscf)
Proved
Developed	1.9	340.6	0.01	1.8
Undeveloped	0.0	0.0	0.00	0.0

Total Proved	1.9	340.6	0.01	1.8

Hydrocarbon liquid volumes represent crude oil and condensate estimated to be recovered during field separation and are reported in millions of stock tank barrels. Natural gas volumes represent expected gas sales, and are reported in billions (109) of cubic feet at standard conditions of 14.7 psia and 60 degrees Fahrenheit. The volumes have not been reduced for fuel usage in the field. A royalty of 12.5% payable to the State has been deducted from reported net interest volumes for Neptune only.

Proved gas volumes are based on firm and existing gas contracts and on the reasonable expectation that such gas sales contracts will be renewed on similar terms in the future.

It is our understanding that the proved reserves estimated in this report constitute approximately 0.1% percent of YPF’s Proved Reserves; it is also our understanding that the Proved Undeveloped Reserves estimated in this report constitute approximately 0.2% percent of all YPF’s Proved Undeveloped Reserves as of September 30, 2010. These proportions are on a barrel oil equivalent (BOE) basis. Our study was completed on December 20, 2010. GCA is not in a position to verify this statement gas assets.

Gaffney, Cline & Associates

CMH/bgh/1900.00/gcah.36.11
YPF S.A.
February 22, 2011

A description of the field(s), data available, assumptions made, work carried out and the general methodology and procedures applied can be found in the Technical Addendum attached hereto as Appendix I.

     This audit examination was based on reserve estimates and other information provided by YPF to GCA through November 29, 2010, and included such tests, procedures and adjustments as were considered necessary under the circumstances to prepare the report. All questions that arose during the course of the audit process were resolved to our satisfaction. GCA believes that the assumptions, data, methods and procedures used in connection with the preparation of this report are appropriate for the purpose served by the report.

The economic tests for the September 30, 2010 Proved reserve volumes were based on a prior twelve-month first-day-of-the-month average price for West Texas Intermediate (WTI) crude of US$77.84/Bbl and Henry Hub gas sales price of US$4.42/MMBtu. For Neptune the oil price was reduced by 5% (by contractual agreement) by US$2.25/Bbl for quality and US$1.25/Bbl for Shell transportation costs resulting in an average wellhead price of US$70.45/Bbl. The prior twelve-month first-day-of-the-month average gas sales price of US$4.42/MMBtu (equivalent to US$5.20/Mscf) was used based on Henry Hub reference price. No price escalation has been included.

A realized equivalent gas price for Eugene Island 148 of US$4.40/Mscf was based on a quality reduction of US$0.02/MMBtu from the Henry Hub price of US$4.42/MMBtu mentioned above. The realized oil price was based on reducing the US$77.84/Bbl WTI average by US$1.87/Bbl for quality. Tariffs of US$0.076/Bbl and US$0.005/Mscf were handled as operating expenses. These prices and expenses are only used to determine remaining life of the field. Due to the nature of the Texas and Oklahoma properties traditional economic analysis was not conducted. Economic limits for these properties are discussed in the Technical Addendum.

Future capital costs were derived from development plans prepared by YPF for the field. Recent historical operating expense data were utilized as the basis for operating cost projections. GCA has found that YPF has projected sufficient capital investments and operating expenses economically to produce the projected volumes.

It is GCA’s opinion that the estimates of total remaining recoverable hydrocarbon liquid and gas volumes at September 30, 2010, are, in the aggregate, reasonable and the reserves categorization is appropriate and consistent with the definitions for reserves set out in Part 210 Rule 4-10(a) of Regulation S-X of the United States Securities and Exchange Commission (as set out in Appendix II). GCA concludes that the methodologies employed YPF in the derivation of the reserves estimates are appropriate and that the quality of the data relied upon, the depth and thoroughness of the reserves estimation process is adequate.

GCA is not aware of any potential changes in regulations applicable to these fields that could affect the ability of YPF to produce the estimated reserves.

This assessment has been conducted within YPF’s petroleum property rights as represented by YPF’s management. GCA is not in a

Gaffney, Cline & Associates

CMH/bgh/1900.00/gcah.36.11
YPF S.A.
February 22, 2011

position to attest to property title, financial interest relationships or encumbrances thereon for any part of the appraised properties or interests.

There are numerous uncertainties inherent in estimating reserves and resources, and in projecting future production, development expenditures, operating expenses and cash flows. Oil and gas reserve engineering and resource assessment must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way. Estimates of oil and gas reserves or resources prepared by other parties may differ, perhaps materially, from those contained within this report. The accuracy of any Reserve or Resource estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, Reserve and Resource estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

For this assignment, GCA served as an independent reserve auditor. The firm’s officers and employees have no direct or indirect interest holdings in the property units evaluated. GCA’s remuneration was not in any way contingent on reported reserve estimates. The qualifications of the technical person primarily responsible for overseeing this audit are included in Appendix III.

This report has been prepared at the request of YPF regarding assets held by YPF in the United States and is for inclusion in YPF’s filing with the U.S. Securities and Exchange Commission.

     Very truly yours,

GAFFNEY, CLINE & ASSOCIATES, INC.

/s/ C. M. Holmgren
C. M. Holmgren, PE

Attachments
Appendices

I:	Technical Addendum
II:	SEC Reserve Definitions
III:	Technical Qualifications of Person Responsible for Audit

Gaffney, Cline & Associates

APPENDIX I:

Technical Addendum

Gaffney, Cline & Associates

Technical Addendum
to
Proved Reserve Statements for
Neptune Field and Eugene Island 148 Gulf of Mexico, United States
and
Texas and Oklahoma Overridding Royalties
as of September 30, 2010

Neptune Field

Neptune Field is an oil and gas discovery located in blocks 573, 574, 575, 617, and 618 of the Green Canyon-Atwater Valley area of the Gulf of Mexico. The blocks were acquired in 1985 by BP, Fina, Hess, Pennzoil, Conoco, and Sun then unitized in 1995 followed by the drilling of the Neptune 1 well. The second Neptune well was drilled in 1997. In early 2002 BP left the group and BHP took over as operator, followed by the drilling of Neptune 3. Late in 2002 and into early 2003, the fourth well was drilled. Maxus acquired its 15% interest from BHP in mid-year 2003 and well five (5) was drilled. Finally, in 2004, Neptune 6 was drilled and a recommendation to develop the field was made. The field contains a number of unique reservoirs in the M9 and M10 series.

The original development plan called for seven (7) wells to be drilled in years 2007 through 2009 and a future well to be drilled (2014 or later). To date, there have been seven (7) wells drilled and put into production from the field. The current development plan only anticipates a recompletion in the SB02 well in 2011.

YPF provided structure maps and isopach maps for the area for each reservoir via Pertel modeling. Petrophysical data and reservoir properties were further delivered as well as well data and production data in an OFM database.

Performance forecasts for proved producing wells used historic decline trends extrapolated exponentially. GCA has reviewed these forecasts and finds them to be reasonable. GCA performed reserve estimations and economic limits testing using the economic program PHDWin and the performance forecasts described above. Resultant net gas volumes were reduced by 20% for shrinkage.

YPF estimated Proved Undeveloped reserves for the SB02 using in place hydrocarbon volumes as found by static modeling using the software Petrel and applying recovery factors for each reservoir which were estimated from current trends of existing production. GCA reviewed this work and found it to be reasonable. The performance profile for the recompletion was estimated by GCA for use in the economic limit testing.

Eugene Island 148

Eugene Island 148 is a one well field located in shallow water of the Gulf of Mexico just south of Louisiana. The well was drilled and completed in mid-2002 in the TEX X reservoir at approximately 14,640 feet. YPF provided production history, operating expense information, quality discount and tariff information. The interest held in the property by YPF is an overriding royalty of 2.6667%.

Projected future performance and economic limit testing was estimated using the historic production data which was then forecast using the economic program PHDWin.

Gaffney, Cline & Associates

Texas and Oklahoma Overriding Royalties

As a result of a series of property sales and intercompany transactions that occurred in the late 1990s (e.g. after the purchase of Maxus by YPF in 1995), Maxus retained overriding royalty interests (ORRIs) in certain Mid-Continent Area oil and gas leaseholds located in Texas and Oklahoma (Crescendo).

These ORRI’s currently exist on over Panhandle Area counties and ten adjacent counties in Oklahoma. The overwhelming majority of these properties are single gas well leases or drilling units. Less than 7% of the total property set is classified as oil leases by state regulatory authorities.

Over the past three years, YPF has made a concerted effort to properly identify and manage these interests. This time-consuming process has required a significant amount of land, legal, and title work to accurately verify the interests, get all them in paying status, and recover any past revenues to which YPF was entitled.

Reserve estimates for these oil and gas properties have been recently updated by YPF via traditional rate-time decline curve analysis using publicly available monthly production data and the OFM software package. GCA has reviewed the majority of the forecasts made by YPF and finds that they are acceptable. Only one small correction was required by GCA which was a result of a summation error for Roberts County Texas.

In order to determine a reasonable set of gas rate cutoffs for the declines, a separate economic limit analysis was undertaken for a typical single gas well property for each state by YPF. The principal parameters incorporated in the economic limit analysis include:

1.	Overall Royalty Burden

2.	Severance Tax Rates

3.	Advalorem (Property) Tax Rates

4.	Product Prices

5.	Lease Operating Costs

6.	Product Transportation Costs

The above analysis resulted in the following set of gas rate:

Oklahoma properties:	19 Mcfd.
Texas properties:	22 Mcfd.

Condensate reserves for the gas properties are based on historical yields. A separate Stb/MMcf yield was estimated for each state (4.0 Stb/MMcf for the Oklahoma gas properties and 2.0 Stb/MMcf for the Texas gas properties).

Gaffney, Cline & Associates

APPENDIX I TO ADDENDUM:

TABLES

Gaffney, Cline & Associates

STATEMENT OF REMAINING HYDROCARBON VOLUMES
NEPTUNE FIELD AND EUGENE ISLAND 148, GULF OF MEXICO, USA
AND
TEXAS AND OKLAHOMA PROPERTIES
AS OF SEPTEMBER 30, 2010

	Gross Field Volumes
	Proved Developed		Undeveloped		Total Proved
	Oil	Gas	Oil	Gas	Oil	Gas
	MBo	MMcf	MBo	MMcf	MBo	MMcf
Neptune	5,483.9	4,387.1	2,639.1	2,111.3	8,123.0	6,498.4
Crescendo	1,922.0	340,653.0	—	—	1,922.0	340,653.0
EI 148	2.8	753.1	—	—	2.8	753.1

	Net Reserves
	Proved Developed		Undeveloped		Total Proved
	Oil	Gas	Oil	Gas	Oil	Gas
	MBo	MMcf	MBo	MMcf	MBo	MMcf
Neptune	719.8	575.8	346.4	277.1	1,066.2	852.9
Crescendo	10.6	1,795.0	—	—	10.6	1,795.0
EI 148	0.1	20.1	—	—	0.1	20.1

Gaffney, Cline & Associates

APPENDIX II TO ADDENDUM:

MAPS

Gaffney, Cline & Associates

NEPTUNE

Gaffney, Cline & Associates

M8 Structure

Depth
-15200
-15400
-15600
-15800
-16000
-16200
-16400
-16600
-16800
-17000
-17200
-17400
-17600
-17800
-18000
SD-01
SD-02
Neptune-1
SC-02
SC-04
Neptune-5-ST2
SC-01
Neptune-5-ST1
SC-03
Neptune-2-ST1
SB-01R
SB-02
Neptune-7
-16000
-17000
0 500 1000 1500 2000 2500ft
1:18000

Gaffney, Cline & Associates

M9A Structure

Depth
SC-03
SB-01R
SB-02
Neptune-2-ST1
Neptune-7
SA-01
SC-02
Neptune-1
SC-04
Neptune-5-ST2
SC-01
Neptune-5-ST1
0 500 1000 1500 2000 2500ft
1:21120

Gaffney, Cline & Associates

M9A Structure
Depth
Neptune-2-ST1
SB-01R
SC-03
SC-02
Neptune-1
SC-04
Neptune-6-ST2
SC-01
Neptune-6-ST1
SB-02
Neptune-7
SA-01
0 500 1000 1500 2000 2500ft
1:21120

Gaffney, Cline & Associates

Gaffney, Cline & Associates

M9B Structure
Depth
SD-01
SD-02
Neptune-1
SC-02
SC-04
Neptune-5-ST2
SC-03
SC-01
Neptune-5
Neptune-5-ST1
Neptune-2-ST1
SB-01B
SB-02
Neptune-7
16000
16500
17000
18000
PETREL

Gaffney, Cline & Associates

M9B Structure

Depth
714000
715000
716000
717000
718000
719000
720000
721000
722000
723000
724000
725000
726000
727000
728000
729000
730000
731000
Neptune-1
SD-02
ST-02
SC-04
Neptune-5-ST2
SC-01
SC-03
Neptune-5-ST1
Neptune-2-ST1
SB-01R
SB-02
Neptune-7
-16000
-17000
-18000
1:18000

Gaffney, Cline & Associates

Gaffney, Cline & Associates

Gaffney, Cline & Associates

M9C2 Structure

Depth
Neptune-4
Neptune-3
SA-01
SB-02
SC-03
SC-02
SC-01
SD-01
SD-02
Neptune-5 ST2
1:33000

Gaffney, Cline & Associates

M9C2 Structure

Depth
Neptune-4
Neptune-3
SA-01
SB-02
SC-03
SC-02
SD-01
1:33000

Gaffney, Cline & Associates

M9X Structure

Depth
SD-01
SC-02
Neptune-SD-02
SC-04
Neptune-5-ST2
SC-03
SC-01
Neptune-2-ST1
SB-01R
Neptune-5
Neptune-5-ST1
SB-02
Neptune-7
SA-01
-17500
-20000
-22500
1:25000
0 1000 2000 3000 4000 5000ft

Gaffney, Cline & Associates

M9X Structure

Depth
SD-01
SC-02
Neptune-6
D-02
SC-04
Neptune-5-ST2
SC-03
SC-01
Neptune-5
Neptune-5-ST1
Neptune-2-ST1
SB-01R
SB-02
Neptune-3
SA-01
-17500
-20000
-22500
1:25000
PETREL

Gaffney, Cline & Associates

M9X Structure

712000
714000
716000
718000
720000
722000
724000
726000
728000
730000
732000
734000
Depth
-15000
-15500
-16000
-16500
-17000
-17500
-18000
-18500
-19000
-19500
-20000
-20500
-21000
-21500
-22000
-22500
-23000
-23500
-24000
SA-01
SB-02
Neptune-2-ST1
SB-01R
Neptune-7
SC-03
SC-04
Neptune-5-ST2
SC-01
Neptune-5
Neptune-5-ST1
SC-02
SD-02
SD-01
-17500
-20000
-22500
0
1000
2000
3000
4000
5000ft
1:25000

Gaffney, Cline & Associates

M10 Structure

Depth
-15500
-16000
-16500
-17000
-17500
-18000
-18500
-19000
-19500
-20000
-20500
-21000
-21500
-22000
-22500
-23000
-23500
-24000
-24500
714000
716000
718000
720000
722000
724000
726000
728000
730000
732000
734000
736000
SD-01
SD-02
SC-01
SC-03
Neptune-5-ST2
Neptune-5
SB-01A
SB-02
Neptune-7
-17500
17500
20000
22500
0
1000
2000
3000
4000
5000ft
1:26000
PETREL

Gaffney, Cline & Associates

M10 Structure

Depth
SD-01
SC-02
Neptune
SD-02
SC-04
Neptune-5-ST2
SC-03
SC-01
Neptune-5
Neptune-5-ST1
Neptune-2-ST1
SB-01R
SB-02
Neptune-7
17500
20000
22500
1:25000
0 1000 2000 3000 4000 5000 ft
PETREL

Gaffney, Cline & Associates

EUGENE ISLAND 148

Gaffney, Cline & Associates

EI140
EI141
EI142
EI149
G13620
G32177
EI148
SAIS #2
EI147

Gaffney, Cline & Associates

TEXAS AND OKLAHOMA
ORRI

Gaffney, Cline & Associates

Gaffney, Cline & Associates

DECLINES

Gaffney, Cline & Associates

Neptune SB-01
Oil (bbl/mon)
Gas (Mcf/mon)
100000
10000
1000
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Gaffney, Cline & Associates

Neptune SB-02
Oil (bbl/mon)
Gas (Mcf/mon)
10000
1000
100
2009
2010
2011
2012

Gaffney, Cline & Associates

Neptune SC-01 ST3
Oil (bbl/mon)
Gas (Mcf/mon)
100000
10000
1000
10000
1000
100
08
09
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25

Gaffney, Cline & Associates

Neptune SC-02
Oil (bbl/mon)
Gas (Mcf/mon)
100000
10000
1000
10000
1000
100
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Gaffney, Cline & Associates

Oil (bbl/mon)
Gas (Mcf/mon)
Neptune SC-03
100000
10000
1000
10000
1000
100
08
09
10
11
12
13
14
15
16
17
18
19
20
21
22

Gaffney, Cline & Associates

Neptune SC-04
Oil (bbl/mon)
Gas (Mcf/mon)
100000
10000
1000
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Gaffney, Cline & Associates

Oil (bbl/mon)
Gas (Mcf/mon)
Neptune SD-01
10000
1000
100
10000
1000
100
08
09
10
11
12
13
14
15
16
17
18
19
20

Gaffney, Cline & Associates

Eugene Island 148
Gas (Mcf/mon)
Oil (bbl/mon)
100000
10000
1000
1000
100
10
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
18
19
20

Gaffney, Cline & Associates

NO CURVES ARE PRESENTED FOR THE OVER RIDDING
ROYALTIES DUE TO THE NUMBER OF WELLS INVOLVED

Gaffney, Cline & Associates

APPENDIX II TO LETTER:

SEC Reserve Definitions

Gaffney, Cline & Associates

U.S. SECURITIES AND EXCHANGE COMMISSION (SEC)
MODERNIZATION OF OIL AND GAS REPORTING1

Oil and Gas Reserves Definitions and Reporting

(a)	Definitions

(1)     Acquisition of properties. Costs incurred to purchase, lease or otherwise acquire a property, including costs of lease bonuses and options to purchase or lease properties, the portion of costs applicable to minerals when land including mineral rights is purchased in fee, brokers’ fees, recording fees, legal costs, and other costs incurred in acquiring properties.

(2)     Analogous reservoir. Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an  “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest:

(i)	Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

(ii)	Same environment of deposition;

(iii)	Similar geological structure; and

(iv)	Same drive mechanism.

Instruction to paragraph (a)(2): Reservoir properties must, in the aggregate, be no more favorable in the analog than in the reservoir of interest.

(3)     Bitumen. Bitumen, sometimes referred to as natural bitumen, is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis. In its natural state it usually contains sulfur, metals, and other non-hydrocarbons.

(4)     Condensate. Condensate is a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

(5)     Deterministic estimate. The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

(6)     Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii)	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

(7)     Development costs. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas. More specifically, development costs, including depreciation and applicable operating costs of support equipment and facilities

1	Extracted from 17 CFR Parts 210, 211, 229, and 249 [Release Nos. 33-8995; 34-59192; FR-78; File No. S7-15-08] RIN 3235-AK00].

Gaffney, Cline & Associates

and other costs of development activities, are costs incurred to:

(i)	Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines, and power lines, to the extent necessary in developing the proved reserves.

(ii)	Drill and equip development wells, development-type stratigraphic test wells, and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment, and the wellhead assembly.

(iii)	Acquire, construct, and install production facilities such as lease flow lines, separators, treaters, heaters, manifolds, measuring devices, and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems.

(iv)	Provide improved recovery systems.

(8)     Development project. A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field, or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

(9)     Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

(10)     Economically producible. The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and gas producing activities as defined in paragraph (a)(16) of this section.

(11)     Estimated ultimate recovery (EUR). Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

(12)     Exploration costs. Costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in pail as prospecting costs) and after acquiring the property. Principal types of exploration costs, which include depreciation and applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(i)	Costs of topographical, geographical and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews, and others conducting those studies. Collectively, these are sometimes referred to as geological and geophysical or “G&G” costs.

(ii)	Costs of carrying and retaining undeveloped properties, such as delay rentals, ad valorem taxes on properties, legal costs for title defense, and the maintenance of land and lease records.

(iii)	Dry hole contributions and bottom hole contributions.

(iv)	Costs of drilling and equipping exploratory wells.

(v)	Costs of drilling exploratory-type stratigraphic test wells.

(13)     Exploratory well. An exploratory well is a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well

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as those items are defined in this section.

(14)     Extension well. An extension well is a well drilled to extend the limits of a known reservoir.

(15)     Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field which are separated vertically by intervening impervious strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms “structural feature” and “stratigraphic condition” are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc.

(16)     Oil and gas producing activities.

(i)	Oil and gas producing activities include:

(A)	The search for crude oil, including condensate and natural gas liquids, or natural gas (“oil and gas”) in their natural states and original locations;

(B)	The acquisition of property rights or properties for the purpose of further exploration or for the purpose of removing the oil or gas from such properties;

(C)	The construction, drilling, and production activities necessary to retrieve oil and gas from their natural reservoirs, including the acquisition, construction, installation, and maintenance of field gathering and storage systems, such as:

(1)	Lifting the oil and gas to the surface; and

(2)	Gathering, treating, and field processing (as in the case of processing gas to extract liquid hydrocarbons); and

(D)	Extraction of saleable hydrocarbons, in the solid, liquid, or gaseous state, from oil sands, shale, coalbeds, or other nonrenewable natural resources which are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction.

Instruction 1 to paragraph (a)(16)(i): The oil and gas production function shall be regarded as ending at a “terminal point”, which is the physical or operational circumstances exist, it may be appropriate to regard the terminal point for the production function as:

a.	The first point at which oil, gas, or gas liquids, natural or synthetic, are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal; and

b.	In the case of natural resources that are intended to be upgraded into synthetic oil or gas, if those natural resources are delivered to a purchaser prior to upgrading, the first point at which the natural resources are delivered to a main pipeline, a common carrier, a refinery, a marine terminal, or a facility which upgrades such natural resources into synthetic oil or gas.

Instruction 2 to paragraph (a)(16)(i): For purposes of this paragraph (a)(16), the term saleable hydrocarbons means hydrocarbons that are saleable in the state in which the hydrocarbons are delivered.

(ii)	Oil and gas producing activities do not include:

(A)	Transporting, refining, or marketing oil and gas;

(B)	Processing of produced oil, gas or natural resources that can be upgraded into synthetic oil or gas by a registrant that does not have the legal right to produce or a revenue interest in such production;

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(C)	Activities relating to the production of natural resources other than oil, gas, or natural resources from which synthetic oil and gas can be extracted; or

(D)	Production of geothermal steam.

(17)     Possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i)	When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii)	Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii)	Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv)	The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v)	Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi)	Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

(18)     Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i)	When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii)	Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

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(iii)	Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv)	See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

(19)     Probabilistic estimate. The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

(20)     Production costs.

(i)	Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities, they become part of the cost of oil and gas produced. Examples of production costs (sometimes called lifting costs) are:

(A)	Costs of labor to operate the wells and related equipment and facilities.

(B)	Repairs and maintenance.

(C)	Materials, supplies, arid fuel consumed and supplies utilized in operating the wells and related equipment and facilities.

(D)	Property taxes and insurance applicable to proved properties and wells and related equipment and facilities.

(E)	Severance taxes.

(ii)	Some support equipment or facilities may serve two or more oil and gas producing activities and may also serve transportation, refining, and marketing activities. To the extent that the support equipment and facilities are used in oil and gas producing activities, their depreciation and applicable operating costs become exploration, development or production costs, as appropriate. Depreciation, depletion, and amortization of capitalized acquisition, exploration, and development costs are not production costs but also become part of the cost of oil and gas produced along with production (lifting) costs identified above.

(21)     Proved area. The part of a property to which proved reserves have been specifically attributed.

(22)     Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)	The area of the reservoir considered as proved includes:

(A)	The area identified by drilling and limited by fluid contacts, if any, and

(B)	Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

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(ii)	In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)	Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)	Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)	Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

(23)     Proved properties. Properties with proved reserves.

(24)     Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

(25)     Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

(26)     Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e.,

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potentially recoverable resources from undiscovered accumulations).

(27)     Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(28)     Resources. Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

(29)     Service well. A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

(30)     Stratigraphic test well. A stratigraphic test well is a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as  “exploratory type” if not drilled in a known area or “development type” if drilled in a known area.

(31)     Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)	Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)	Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii)	Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

(32)     Unproved properties. Properties with no proved reserves.

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APPENDIX III TO LETTER:

Technical Qualifications of Person Responsible for Audit

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Statement of Qualifications
D. K. Morgan

D. K. Morgan is one of GCA’s Senior Technical Mangers and was responsible for overseeing the preparation of the audit. Mr. Morgan has over 42 years of diversified international industry experience mainly in reservoir-engineering, geology, reserves estimates, project development, economics and training in the assessment, classification and reporting of reserves and resources. Over the past 5 years he has been responsible for project review and oversight for GCA’s Houston office as it pertains to exploration and production activities including thereserves audits conducted on behalf of Repsol YPF S.A. and YPF S.A. He is a member of the Society of Petroleum Engineers (SPE) and holds a petroleum engineering degree from Marietta College.